# National Futures Association

Business Locations (3R) 

| | | | |
|---|---|---|---|
| **Filed** | July 30, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | BARCLAYS BANK PLC | **NFA ID** | 0209452 |
| **Submitted By** | MARY COSTA | **User ID** | COSTAM |

## Business Information

| | |
|---|---|
| **Business Address** | 1 CHURCHILL PLACE<br>CANARY WHARF<br>LONDON E14 5HP<br>UNITED KINGDOM |
| **Phone Number** | 44 (0) 20 7116 1000 |
| **Fax Number** | Not provided. |
| **E-mail Address** | Not provided. |

| **Filed** | July 30, 2014 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | BARCLAYS BANK PLC | **NFA ID** | 0209452 |
| **Submitted By** | MARY COSTA | **User ID** | COSTAM |

## Location of Business Records

**Business Records Address**

1 CHURCHILL PLACE
LONDON  E14 5HP
UNITED KINGDOM

**U.S. Address for Production of Business Records**

BARCLAYS CAPITAL INC.
745 7TH AVENUE
NEW YORK, NY  10019
UNITED STATES



| **Filed** | July 30, 2014 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | BARCLAYS BANK PLC | **NFA ID** | 0209452 |
| **Submitted By** | MARY COSTA | **User ID** | COSTAM |

## Contact Information

### Registration Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY  10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

### Membership Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY  10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

### Accounting Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY  10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

| | | | |
|---|---|---|---|
| **Filed** | July 30, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | BARCLAYS BANK PLC | **NFA ID** | 0209452 |
| **Submitted By** | MARY COSTA | **User ID** | COSTAM |

**Arbitration Contact**

ELIZABETH COE
745 7TH AVENUE
NEW YORK, NY  10019
UNITED STATES
Phone: 212-412-6735
E-mail: ELIZABETH.COE@BARCLAYS.COM

**Compliance Contact**

MATTHEW EISENBERG
745 7TH AVENUE
NEW YORK, NY  10019
UNITED STATES
Phone: 212-526-6967
E-mail: MATTHEW.EISENBERG@BARCLAYS.COM

**Exempt Foreign Firm Contact**

MARY COSTA
200 PARK AVENUE
NEW YORK, NY  10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

# National Futures Association

| | | | |
|---|---|---|---|
| **Filed** | July 30, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | BARCLAYS BANK PLC | **NFA ID** | 0209452 |
| **Submitted By** | MARY COSTA | **User ID** | COSTAM |

**Enforcement/Compliance Communication Contact**

MATTHEW EISENBERG
745 7TH AVENUE
NEW YORK, NY  10019
UNITED STATES
Phone: 212-526-6967
E-mail: MATTHEW.EISENBERG@BARCLAYS.COM

| Filed | July 30, 2014 | OMB Number | 3038-0072 |
|---|---|---|---|
| Registrant | BARCLAYS BANK PLC | NFA ID | 0209452 |
| Submitted By | MARY COSTA | User ID | COSTAM |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

